EXHIBIT 99.1
UST Liquidating Corporation
Code of Ethics for Senior Financial Management
          UST Liquidating Corporation (the “Company”) has adopted this Code of Ethics for Senior Financial Management to promote honest and ethical conduct and to deter wrongdoing. This Code applies to the Company’s Chief Executive Officer, Chief Financial Officer, Controller, Principal Accounting Officer and other employees performing similar functions (the “Senior Financial Management”), to the extent the Company has one or more persons filling such positions. The obligations of this Code supplement, but do not replace, any other code of conduct or ethics policy applicable to employees of the Company generally.
          Any person who has information concerning any violation of this Code by any member of the Senior Financial Management shall promptly bring such information to the attention of the Chief Executive Officer or a member of the Board of Directors of the Company. If the Chief Executive Officer or member of the Board determines that a conflict of interest exists, he or she will refer the matter to the Board of Directors for resolution. Violations of this Code may subject the employee to appropriate actions, such as censure, suspension or termination. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code. The Board of Directors shall consider any request for a waiver of this Code and any amendments to this Code and all such waivers or amendments shall be disclosed promptly as required by law or SEC regulation.
          All members of the Senior Financial Management shall:
•	Act honestly and ethically in the performance of their duties at the Company.
•	Avoid actual or apparent conflicts of interest between personal and professional relationships.
•	Provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications by the Company.
•	Comply with rules and regulations of federal, state and local governments and other private and public regulatory agencies that affect the conduct of the Company’s business and the Company’s financial reporting.
•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing the member’s independent judgment to be subordinated.
•	Respect the confidentiality of information acquired in the course of work, except when authorized or legally obtained to disclosure such information.
•	Share knowledge and maintain skills relevant to carrying out the member’s duties within the Company.
•	Proactively promote ethical behavior as a responsible partner among peers and colleagues in the work environment and community.
•	Achieve responsible use of and control over all assets and resources of the Company entrusted to the member.
•	Promptly bring to the attention of the [General Counsel or Chief Executive Officer] any information concerning (a) significant deficiencies in the design or operating of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial date or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting or internal controls.
Acknowledged:

Employee: